UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40897

GESHER I ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Hagag Towers

North Tower, Floor 24

Haarba 28

Tel Aviv, Israel

(212) 993-1562

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one ordinary share and one-half of one warrant

Ordinary shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

* On January 25, 2023, Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares, (“Gesher”), consummated the previously announced business combination pursuant to the business combination agreement, dated as of May 31, 2022 (“Business Combination Agreement”), by and among Gesher, Freightos Limited, a Cayman Islands exempted company limited by shares (“Freightos”), Freightos Merger Sub I, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of Freightos (“Merger Sub I”), and Freightos Merger Sub II, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of Freightos (“Merger Sub II”). Pursuant to the Business Combination Agreement, (a) Merger Sub I merged with and into Gesher (the “First Merger”), with Gesher surviving the First Merger as a wholly-owned subsidiary of Freightos (such company, as the surviving entity of the First Merger, the “Surviving Entity”), and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity merged with and into Merger Sub II (the “Second Merger”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Freightos. As a result of and as of the effective time of the Second Merger, Gesher ceased to exist as a separate corporate entity.

Pursuant to the requirements of the Securities Exchange Act of 1934, Freightos Merger Sub II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 6, 2023	Freightos Merger Sub II
(as successor by merger to Gesher I Acquisition Corp.)

	By:	/s/ Zvi Schreiber
	Name:	Zvi Schreiber
	Title:	Chief Executive Officer